UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)
/ X /	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

	For the period ended December 31, 2006	Commission file number 001-09553

OR

/ /	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

WESTINGHOUSE SAVINGS PROGRAM
(Full title of the plan)

CBS Corporation
(Name of issuer of the securities held pursuant to the plan)

51 W. 52nd Street
New York, New York 10019
(Address of principal executive offices)

WESTINGHOUSE SAVINGS PROGRAM

FINANCIAL STATEMENTS AND EXHIBIT

DECEMBER 31, 2006

INDEX

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2006 and December 31, 2005	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2006	3

Notes to financial statements	4 - 12

Supplemental Schedule:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S-1 - S-12

All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-13

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Westinghouse Savings Program:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westinghouse Savings Program (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental Schedule of Assets (Held at End of Year) is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2005.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
June 26, 2007

WESTINGHOUSE SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	At December 31,
	2006	2005
Assets
Investments, at fair value	$1,549,619	$1,633,191
Investments in master trust investment accounts	147,093	148,789

Receivables:
Interest and dividends	6,133	6,503
Due from broker for securities sold, net	924	1,442
Total assets	1,703,769	1,789,925

Liabilities
Investment manager fees payable	156	166
Other liabilities	503	1,900
Net assets available for benefits, at fair value	1,703,110	1,787,859
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,110	22,986
Net assets available for benefits	$1,707,220	$1,810,845

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

Year Ended
December 31, 2006
Additions to net assets attributed to:

Investment Income:
Interest	$72,069
Dividends	14,433
Net appreciation in fair value of investments	11,220
Income from master trust investment accounts	17,567

Total additions	115,289

Deductions from net assets attributed to:

Benefits paid to participants	(217,594)
Plan expenses	(1,320)

Total deductions	(218,914)

Net decrease	(103,625)

Net assets available for benefits, beginning of year	1,810,845

Net assets available for benefits, end of year	$1,707,220

The accompanying notes are an integral part of these financial statements.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1 — PLAN DESCRIPTION

The following is a brief description of the Westinghouse Savings Program (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

The Plan was originally established by Westinghouse Electric Corporation.

All participants of the Plan are retirees or terminated employees who are fully vested.  No contributions can be made to the Plan and no new loans may be requested. All participant accounts are participant directed.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by a retirement committee appointed by CBS Corporation’s Board of Directors.

Mellon Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan. Certain Plan investments are shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualify as a party-in-interest transaction.  The fair value of these investments was $47,573,963 at December 31, 2006 and $94,012,060 at December 31, 2005 and these investments appreciated by $81,132 for the year ended December 31, 2006. In addition, certain Plan investments are shares of CBS Corporation and Viacom Inc. common stock and therefore qualify as party-in-interest transactions. The fair value of these investments was $61,128,249 at December 31, 2006 and $72,481,843 at December 31, 2005 and these investments appreciated by $6,292,780 for the year ended December 31, 2006.

Participant Accounts

Each participant’s account is credited with the participant’s share of the investment income and any realized or unrealized gains or losses of the Plan assets, net of certain plan expenses.

During 2006, plan participants had the option of investing their account balances among fourteen investment options. These investment options include master trust investment accounts (“Master Trust Investment Accounts” or “MTIAs”), commingled trust funds (“common collective trusts”) and registered investment companies (mutual funds).  In addition, participants have the option of investing their account balance in CBS Corp. Class B Common Stock. On December 31, 2005, former Viacom Inc. (“Former Viacom”) was separated into two publicly traded entities, CBS Corporation (the “Company” or “CBS Corp.”) and new Viacom Inc. (“Viacom Inc.”) (the “Separation”).  The Separation was accomplished pursuant to a merger in which a subsidiary of Former Viacom was merged with and into Former Viacom, with Former Viacom continuing as the surviving entity. On December 31, 2005, Former Viacom was renamed “CBS Corporation.” As a result of the Separation, each outstanding share of Former Viacom class B common stock

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

was converted into .5 of a share of CBS Corp. Class B Common Stock and ..5 of a share of Viacom Inc. class B common stock (“Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS Corp. and Viacom Inc. common stock.  Effective January 1, 2006, no new investments in Viacom Inc. common stock fund were permitted.

Loans Outstanding

There are no loans outstanding as of December 31, 2006.  As the Plan is frozen, no new loans can be requested.

Distributions and Withdrawals

Participants in the Plan, or their beneficiaries, may receive their account balances either in a lump sum, in installments over a period of up to 20 years, or through unlimited withdrawals at any time in the event of retirement. Participants must receive a required minimum distribution upon attainment of age 70 1/2.

Plan Expenses

The fees for investment of Plan assets are charged to the Plan’s investment funds.  Certain administrative expenses, such as fees for accounting and employee communications, may be paid by the Plan or may be paid by the Company.  The Plan paid $300,000 to Mellon Bank, a party-in-interest, or its affiliates, for trustee services provided during the year.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

In accordance with the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-1-1 “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans”, contract value was determined to be the relevant measurement attribute for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the investments at fair value with a separate adjustment from fair value to contract value for the portion of net assets attributable to each fully benefit-responsive investment contract.  The Statement of Changes in Net Assets Available for Benefits is

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.  The adoption of this FSP had no impact on the overall net assets of the Plan as these investment contracts were previously stated at contract value.  Certain prior period amounts have been reclassified to conform to current year presentation as a result of the adoption of this FSP.

Investment Valuation and Income Recognition

Short-term money market obligations are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. CBS Corp.,Viacom Inc. and Former Viacom class B common stock are reported at fair value based on quoted market prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices representing the net asset value of the shares held by the Plan. The fair values of investments in common collective trusts are determined by each fund’s trustee based upon the fair value of the underlying securities. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The Plan invests in benefit-responsive synthetic and traditional guaranteed investment contracts and separate accounts.  The contract value of guaranteed investment contracts and synthetic investment contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals.  The fair value of the fixed rate traditional guaranteed investment contracts and synthetic guaranteed investment contracts is determined by discounting the related cash flows, based on the contract duration, using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  The fair value of the wrapper contracts for synthetic guaranteed investment contracts is determined by reference to various inputs including the difference between the market rate for wrap fees and actual wrap fees currently charged.

Security Transactions

Purchases and sales of securities are recorded on the trade date.  The average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Interest in Master Trust Investment Accounts

The Company entered into a master trust agreement (the “Master Trust”) to invest the assets of the Plan as well as the CBS 401(k) Plan, a defined contribution plan also sponsored by the Company.  Pursuant to the Master Trust, the Trustee has created five MTIAs.  Effective January 1, 2006, the MTIAs consisted of the Wellington Growth Portfolio, the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Dodge & Cox Value Equity Fund and Franklin

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Portfolio Mid Cap Stock Fund.  The Mellon Bank EB SMAM Aggregate Bond Index Fund is managed by a division or affiliate of the Trustee, a party-in-interest to the Plan.  Each of these MTIAs is maintained exclusively for the Master Trust.  Each participating plan has an undivided interest in the MTIAs.

The fair value of a unit of participation in the MTIAs is determined by the Trustee based on the fair value of the underlying securities. Net investment assets and net earnings/losses on the MTIAs are allocated daily to the plans investing in the MTIAs based on each plan’s proportionate interest.  The Plan’s interest in the MTIAs related earnings and expenses is allocated to participants based on their respective account balances invested in the MTIAs.  (See Note 7).

Payment of Benefits

Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”) effective as of the beginning of the first fiscal year that begins after November 15, 2007.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  The Plan administrator is currently evaluating the impact of the adoption of SFAS 159 on the Plan’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.  SFAS 157 establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurement.  The Plan administrator is currently evaluating the impact the adoption of SFAS 157 will have on the Plan’s financial statements.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 3 — RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  Investment securities are exposed to various risks such as interest rate fluctuations, market conditions and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.

NOTE 4 — INVESTMENTS

The following table presents the Plan’s investments:

	At December 31,
	2006	2005
Investments at fair value as determined by quoted market price:
Common collective trusts	$65,718	$103,793
Common stock	61,128	72,482
Registered investment companies	93,044	94,284
	219,890	270,559
Investments at estimated fair value:
Guaranteed investment contracts	183,484	239,225
Synthetic guaranteed investment contracts	1,146,245	1,123,407
	1,329,729	1,362,632
Investments, at fair value	$1,549,619	$1,633,191

The following table presents the values of investments representing 5% or more of the Plan’s net assets:

	At December 31,
	2006	2005
Synthetic guaranteed investment contracts, at contract value:
Monumental Life Insurance MDA00303TR	$450,896	$428,755
Union Bank of Switzerland No. 3071	$371,153	$352,992
CDC Financial Products, Inc. No. 1222-01	$290,621	$276,356
Barclays Global Investors S&P 500 Index Fund MTIA	$91,536	$92,827

During the year ended December 31, 2006, the Plan’s investments (including gains and losses on investments sold and held during the year) appreciated, as follows:

Common stocks	$6,293
Commingled trusts	2,981
Registered investment companies	1,946
Net appreciation	$11,220

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Investment Contracts

The Plan invests in guaranteed investment contracts and synthetic guaranteed investment contracts.  As described in Note 2, the guaranteed investment contracts are fully benefit-responsive and therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts.   In a guaranteed investment contract, a deposit in the fund is used by the issuer to purchase investments that are held in the issuer’s general accounts.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the fund. A synthetic guaranteed investment contract provides for guaranteed returns of principal over a specified period of time through benefit responsive wrapper contracts issued by a third party insurance company or bank, which are backed by underlying assets.

The interest crediting rate reflects the rate earned for the underlying investments.  The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.  Interest crediting rates are typically reset on a monthly or quarterly basis and all wrapper contract issuers provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero.  Certain factors can influence the future interest crediting rates including, the level of market interest rates, the amount and timing of participant contributions and withdrawals, the returns generated by the fixed income investments that back the contract and the duration of the underlying investments backing the contract.

In certain circumstances, the amounts withdrawn from the investment contracts will be paid at fair value rather than contract value.  These events include plan termination, a material adverse change to the provisions of the plan, an employer election to withdraw from the contract to switch to a different investment provider or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a clone contract.  The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an un-cured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2006 and 2005, the guaranteed investments contracts and the synthetic guaranteed investments contracts at contract values in the aggregate of $1,333,838,511 and $1,385,618,625 respectively, had fair values in the aggregate of $1,329,729,010 and $1,362,632,800, respectively.  The fair value of wrapper contracts was zero at both December 31, 2006 and 2005.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The average yields were as follows:

	At December 31,
	2006	2005
Based on actual earnings	5.3%	5.0%
Based on interest rate credited to participants	5.1%	5.2%

The following table presents the assets, by type, that support the Plan’s synthetic guaranteed investment contracts:

	At December 31,	At December 31,
	2006	2005
Cash and cash equivalents	$22,061	$109,589
Common collective trusts	417,247	399,419
Fixed income	858,134	739,352
Futures	831	(410)
Swaps	528	(9)
Net payables	(152,556)	(124,534)
Synthetic guaranteed investment contracts	$1,146,245	$1,123,407

NOTE 5 — INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated December 18, 2001 that the Plan continues to satisfy the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and as such does not require a new determination letter at this time.  In addition, the plan administrator does not believe that a new determination letter is required as result of the Separation.

NOTE 6 — TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right, by action of its Board of Directors, to amend or terminate the Plan provided that such action does not adversely affect amounts credited to the participant’s account prior to termination.

In the event of Plan termination, the Plan provides that the net assets of the Plan be distributed to participants based on their respective account balances.

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 7 — INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan’s interest in the total net assets of each of the MTIAs at December 31, 2006 and 2005 was as follows:

	At December 31,
	2006	2005
Barclays Global Investors S&P 500 Index Fund	16.22%	15.98%
Dodge & Cox Value Equity Fund	14.80%	8.57%
Franklin Portfolio Mid Cap Stock Fund	18.08%	17.98%
Mellon Bank EB SMAM Aggregate Bond Index Fund	4.80%	4.05%
Wellington Growth Portfolio	21.35%	17.18%

See Note 2 for a description of the MTIAs.

The following table presents the investments held by the MTIAs:

	At December 31,
	2006	2005
Barclays Global Investors S&P 500 Index Fund (a)	$564,197	$581,051
Dodge & Cox Value Equity Fund, at fair value:
Common stocks	107,529	111,453
Common collective trust	6,529	4,865
Franklin Portfolio Mid Cap Stock Fund, at fair value:
Common stocks	58,954	63,142
Common collective trust	160	400
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	44,695	63,129
Wellington Growth Portfolio, at fair value:
Common stocks	121,033	185,027
Common collective trust	85	309
Net investments held by the MTIAs	$903,182	$1,009,376

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

Year Ended December 31, 2006
Dividends	$3,467
Interest income	430
Net appreciation of commingled trusts funds	81,963
Net appreciation of Dodge & Cox Value Equity Fund	15,143
Net appreciation of Franklin Portfolio Mid Cap Stock Fund	3,561
Net appreciation of Wellington Growth Portfolio	4,866
Investment manager fees	(1,247)
Net investment income of the MTIAs	$108,183

WESTINGHOUSE SAVINGS PROGRAM

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 8 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2006	2005
Net assets available for benefits per the financial statements	$1,707,220	$1,810,845
Amounts allocated to withdrawing participants	(5,623)	(607)
Net assets available for benefits per the Form 5500	$1,701,597	$1,810,238

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2006
Benefits paid to participants per the financial statements	$217,594
Add amounts allocated to withdrawing participants at December 31, 2006	5,623
Less amounts allocated to withdrawing participants at December 31, 2005	(607)
Benefits paid to participants per the Form 5500	$222,610

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

NOTE 9 — SUBSEQUENT EVENTS

Effective July 2007, the Viacom Inc. common stock fund, which invests solely in shares of Viacom Inc., will no longer be maintained as an investment option in the Plan.  Any investment remaining in the Viacom Inc. common stock fund after June 30, 2007 will be automatically transferred to the Barclays S&P 500 Index Fund.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(in thousands)

	Identity of issue, borrowing lessor or similar party	Current Value
	Registered Investment Companies:
	DFA U.S. Small Cap Fund	$17,797
	Fidelity Growth & Income Portfolio	45,053
	Vanguard LifeStrategy Income Fund	3,506
	Vanguard LifeStrategy Conservative Growth Fund	5,770
	Vanguard LifeStrategy Moderate Growth Fund	8,495
	Vanguard LifeStrategy Growth Fund	12,423

	Common Collective Trust:
	Capital Guardian International Equity Fund	20,289
*	Mellon EB Temporary Investment Fund variable% 12/31/2099	45,429

	Common Stock:
*	CBS Corp. Class B Common Stock	28,219
*	Viacom Inc. class B common stock	32,909

	Guaranteed Investment Contracts, at contract value:
	Prudential Insurance Company of America G-10112-213 4.27% 9/01/2009	25,488
	Prudential Insurance Company of America G-10112-214 5.55% 9/30/2008	30,737
	Security Life of Denver Insurance Company SA-0556 5.01% 7/01/2009	26,305
	Jackson National Life Insurance Company G-1378-3 4.39% 12/01/2009	19,952
	Hartford Life Insurance Company GA-10655A 5.21% 3/1/2007	31,365
	Security Benefit Life Insurance Company G-0114 4.11% 6/1/2007	29,644
	General Electric Corp. GS3835GECA 3.30% 05/01/2008	20,946

*	Identified as a party-in-interest to the Plan.

SCHEDULE H, line 4i

WESTINGHOUSE SAVINGS PROGRAM

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(in thousands)

	Identity of issue, borrowing lessor or similar party	Current Value	Wrapper Value

	Synthetic Guaranteed Investment Contracts, at contract value:
(b)	Monumental Life Insurance Company MDA00303TR variable% 12/20/2030	450,896	—
(b)	Union Bank of Switzerland No. 3071 variable% 12/20/2030	371,153	—
(b)	Caisse des Depots et Consignations No. 1222-01 variable% 12/20/2030	290,621	—
(b)	Caisse des Depots et Consignations BR-222-25 5.93% 4/27/2011	36,732	—
	Total investments	1,553,729	—
	Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,110	—
	Investments, at fair value	$1,549,619	$—

(b) Refer to Attachment A for listing of assets relating to these contracts.  All assets on Attachment A wrap the synthetic guaranteed investment contracts.

Attachment A

Security Name	Security Description	Market Value
90DAY EURODOLLAR FUT EXP SEP07	CALL SEP 07 095.000 ED 9/17/07	6,938
AAMES MTG 2006-1 A-1	VAR RT 04/25/2036 DD 05/02/06	745,148
ABBOTT LABS	5.600% 05/15/2011 DD 05/12/06	481,531
AEGON N V SR NT	4.750% 06/01/2013 DD 05/20/03	482,030
ALLSTATE FINL GLOBAL FDG 144A	5.250% 02/01/2007 DD 01/31/02	324,948
ALTRIA GROUP INC NT	7.000% 11/04/2013 DD 11/04/03	244,885
AMERICAN ELEC PWR INC SR NT	STEP08/16/2007 DD 05/16/05	243,812
AMERICAN GEN FIN CORP SR NT	8.450% 10/15/2009 DD 11/01/89	1,078,280
AMERICAN MOVIL S A DE C B GTD	5.500% 03/01/2014 DD 09/01/04	293,250
AMERUS GROUP CO SR NT	5.950% 08/15/2015 DD 08/05/05	520,700
ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	475,964
ANADARKO PETE CORP SR NT	5.950% 09/15/2016 DD 09/19/06	601,218
ANZ CAP TR I TR SECS 144A	4.484% 01/29/2049 DD 11/26/03	1,214,838
AOL TIME WARNER INC NT	6.750% 04/15/2011 DD 04/19/01	219,843
ARCHSTONE SMITH TR SR NT	5.000% 08/15/2007 DD 08/15/02	199,500
ARIZONA PUB SVC CO NT	6.375% 10/15/2011 DD 10/05/01	436,220
ASIF GLOBAL FING XVIII SR 144A	3.850% 11/26/2007 DD 11/26/02	251,573
ASIF GLOBAL FING XXIII SR NT	3.900% 10/22/2008 DD 10/22/03	68,282
ASSET BACKED CTFS TR 06 8	VAR RT 01/25/2046 DD 06/28/06	1,416,093
ASSOC CORP NA BDS	6.250% 11/01/2008 DD 10/30/98	238,598
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	848,600
AT&T BROADBAND CORP NT	8.375% 03/15/2013 DD 11/18/02	854,295
BANC AMER COML MTG 02 PB2 A4	6.186% 06/11/2035 DD 05/01/02	1,206,377
BANC AMER COML MTG 06 4 A-4	5.634% 07/10/2046 DD 08/01/06	1,021,840
BANC AMER COML MTG 06-5 CL A4	5.414% 09/10/2016 DD 10/01/06	1,006,370
BANC AMER COML MTG 06-6 CL A4	5.356% 10/10/2045 DD 11/01/06	1,230,320
BANC AMER COML MTG INC 05-6 A4	VAR RT 09/10/2047 DD 12/01/05	2,488,550
BANCO DEL ISTMO SA PANAMAPROM	7.010% 10/01/2027 DD 1/07/97	6,500,625
BANK AMER COML MTG 00 1 CL A2A	7.333% 11/15/2031 DD 09/01/00	1,385,751
BANK AMER CORP NT	7.800% 02/15/2010 DD 02/14/00	214,750
BANK AMER CORP SR	VAR RT 03/24/2009 DD 03/24/06	1,726,604
BANK AMER MTG SECS 02 G CTF1A3	VAR RT 07/20/2032 DD 06/01/02	29,753
BANK NEW YORK INC SR SUB NT	VAR RT 09/04/2012 DD 09/04/02	993,590
BANK NEW YORK NY MTN #TR0021	3.800% 02/01/2008 DD 01/18/05	245,938
BANK ONE ISSUANCE TR 02 6 CL A	VAR RT 06/15/2012 DD 11/08/02	1,987,067
BANK ONE N A MTN # TR 00324	3.700% 01/15/2008 DD 01/14/03	172,183
BARCLAYS BANK PLC INSTL C/D	VAR RT 03/13/2009 DD 03/13/06	2,946,031
BEAR STEARNS 2006-HE1 I-A-1	VAR RT 12/25/2035 DD 01/30/06	924,656
BEAR STEARNS ALT 05-4 II 3A2	5.446% 05/25/2035 DD 04/01/05	671,050
BEAR STEARNS ARM 04-5 IIA	VAR RT 07/25/2034 DD 06/01/04	1,688,408
BEAR STEARNS ARM TR 02-11 IA2	VAR RT 01/25/2033 DD 12/01/02	65,287
BEAR STEARNS ASSET 06-HE12 1A1	VAR RT 12/25/2035 DD 12/30/05	818,249
BEAR STEARNS COML 04-PWR6	4.825% 11/11/2041 DD 12/01/04	367,300
BEAR STEARNS COML 05-PWR10 A4	VAR RT 12/11/2040 DD 12/01/05	2,009,520
BEAR STEARNS COML 06-T24 CL A4	5.537% 10/12/2041 DD 10/01/06	1,522,380
BEAR STEARNS COS INC NT	3.250% 03/25/2009 DD 03/25/04	503,669
BERKSHIRE HATHAWAY FIN	4.125% 01/15/2010 DD 01/11/05	592,841
BOARDWALK PIPELINES INC LP	5.875% 11/15/2016 DD 11/21/06	321,750
BRANDYWINE OPER LTN L P	4.500% 11/01/2009 DD 10/22/04	438,116
BSDT-LATE MONEY DEPOSIT ACCT	VAR RT 12/31/2049 DD 06/26/97	107
BSDT-LATE MONEY DEPOSIT ACCT	VAR RT 12/31/2049 DD 06/26/97	1,425
CALENERGY CO INC SR NTS	7.520% 09/15/2008 DD 09/22/98	516,715
CANADIAN NATL RY CO NT	4.250% 08/01/2009 DD 07/09/04	371,389
CARRINGTON MTG 06 RFC1 P/T A-1	VAR RT 05/25/2036 DD 05/24/06	1,071,550
CARRINGTON MTG 06-NC5 CL A1	VAR RT 01/25/2037 DD 12/19/06	1,874,414
CARRINGTON MTG LN 06-FRE1 A-1	VAR RT 07/25/2036 DD 06/28/06	1,261,274
CARRINGTON MTG LN TR SER 2006-NC3	RATE: 5.23933% MATURITY: 02/25/36	3,200,046
CD 2006 CD2 COML 2006-CD2 A4	VAR RT 01/15/2046 DD 03/01/06	1,508,235
CHASE CR CARD TR 04-2 A	VAR RT 09/15/2009 DD 06/01/04	1,925,809
CHASE ISSUANCE TR 04-9 NT CLA	3.220% 06/15/2010 DD 11/09/04	1,599,179
CHASE ISSUANCE TR 2006-3 CL A	VAR RT 07/15/2011 DD 05/15/06	1,476,859
CHASE MANHATTAN CORP SUB NTS	7.250% 06/01/2007 DD 05/21/97	654,063
CHEVY CHASE FDG LLC MTG BACKED CTFS SER 2006-3	RATE: 0.00% MATURITY: 08/25/47	1,056,317
CHUBB CORP SR NT	4.934% 11/16/2007 DD 08/16/05	672,253
CITIBANK CR CARD 04-A4 A4	3.200% 08/24/2009 DD 08/24/04	1,874,388
CITIBANK CR CARD TR 04 A1 NT	2.550% 01/20/2009 DD 01/26/04	1,996,820
CITICORP SUB NOTES	7.200% 06/15/2007 DD 06/06/97	1,007,340
CITIGROUP INC GLOBAL NT	4.125% 02/22/2010 DD 02/22/05	1,338,600
CITIGROUP INC GLOBAL SR NT	3.500% 02/01/2008 DD 01/31/03	88,332
CITIGROUP INC NT	6.200% 03/15/2009 DD 03/31/99	560,824
COMCAST CABLE COMMUNS INC NT	6.750% 01/30/2011 DD 01/16/01	256,713
COMCAST CORP NEW GTD NT	5.900% 03/15/2016 DD 03/02/06	300,724
COMM 2006 C8 06-C8 P/T CL A4	5.306% 12/10/2046 DD 12/01/06	1,492,740
COMM 99-1 COML MTG CTF CL A2	6.455% 05/15/2032 DD 03/01/99	1,083,609
COMMERCIAL MTG 97-ML1 CL A-3	6.570% 12/15/2030 DD 12/01/97	501,520
COMMERCIAL MTG ASSET 99-C2 A-2	VAR RT 11/17/2032 DD 10/11/99	1,566,510
COMMIT TO PUR FHLMC GOLD SFM	5.000% 01/01/2021 DD 01/01/06	687,532
COMMIT TO PUR FHLMC GOLD SFM	5.500% 01/01/2037 DD 01/01/07	988,750
COMMIT TO PUR FHLMC GOLD SFM	5.000% 01/01/2037 DD 01/01/07	1,929,376
COMMIT TO PUR FNMA	4.500% 01/01/2021 DD 01/01/05	964,375
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2037 DD 01/01/07	1,976,250

Security Name	Security Description	Market Value
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2037 DD 01/01/07	2,013,124
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2037 DD 01/01/07	2,241,250
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2021 DD 01/01/06	3,041,250
COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2037 DD 01/01/07	4,075,200
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2037 DD 01/01/07	4,826,500
COMMIT TO PUR FNMA SF MTG	5.000% 01/01/2021 DD 01/01/06	7,862,496
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2037 DD 01/01/07	8,052,800
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2022 DD 01/01/07	13,395,819
COMMIT TO PUR FNMA SF MTG	5.500% 01/01/2037 DD 01/01/07	29,643,000
COMMIT TO PUR GNMA II SF MTG	6.000% 01/20/2034 DD 01/01/04	3,087,188
CONOCOPHILLIPS AUSTRALIA FDG	VAR RT 04/09/2009 DD 04/11/06	1,180,920
CONOCOPHILLIPS GTD NT	VAR RT 04/11/2007 DD 04/11/06	2,300,345
COX COMMUNICATIONS INC NEW NT	4.625% 01/15/2010 DD 12/15/04	905,483
CREDIT SUISSE 06-C5 CL A3	5.311% 12/15/2039 DD 12/01/06	1,991,620
CREDIT SUISSE FB	4.125% 01/15/2010 DD 12/15/04	1,261,195
CREDIT SUISSE FB 01-CK3 CL A4	6.530% 06/15/2034 DD 06/01/01	1,046,080
CREDIT SUISSE FB 02 CKN2 CL A3	6.133% 04/15/2037 DD 05/01/02	913,088
CREDIT SUISSE FB 02 CKS4 A2	5.183% 11/15/2036 DD 10/01/02	1,487,630
CREDIT SUISSE FB 02 P1 A 144A	VAR RT 03/25/2032 DD 03/01/02	311,501
CREDIT SUISSE FB 03 CPN1 A 2	4.597% 03/15/2035 DD 03/01/03	579,210
CREDIT SUISSE FB 03-C3 CL A-5	3.936% 05/15/2038 DD 06/01/03	1,326,025
CREDIT SUISSE FB 06-3 CL 1-A1A	VAR RT 04/25/2036 DD 03/30/06	878,114
CS FIRST BOSTON MTG SECS CORP	6.550% 01/17/2035 DD 12/11/97	1,713,701
CWABS ASSET BKD 2006 12 2-A-1	VAR RT 09/25/2045 DD 06/30/06	1,483,011
CWABS INC 05-16 CL 4-AV-1	VAR RT 01/25/2035 DD 12/28/05	847,645
CWABS INC 2005-IM2 CL A1	REDEEMED	22,763
CWALT ALT LN TR SER 06 OA19 A1	VAR RT 02/20/2047 DD 11/30/06	2,494,277
DAIMLER CHRYSLER NORTH AMER	4.750% 01/15/2008 DD 01/16/03	104,048
DAIMLERCHRYSLER AUTO 05-B A-3	4.040% 09/08/2009 DD 05/18/05	1,678,249
DAIMLERCHRYSLER AUTO 06-C CLA3	5.020% 07/08/2010 DD 10/02/06	1,794,942
DAIMLERCHRYSLER N A #TR00043	5.750% 09/08/2011 DD 09/08/06	748,125
DAIMLERCHRYSLER N A HLDG CORP	VAR RT 03/07/2007 DD 03/07/05	700,105
DAIMLERCHRYSLER N A HLDG SR NT	6.500% 11/15/2013 DD 11/06/03	25,701
DAIMLERCHRYSLER NA HLDG CORP	4.050% 06/04/2008 DD 06/10/03	39,210
DAIMLERCHRYSLER NA MTN TR00036	VAR RT 09/10/2007 DD 09/10/04	1,403,052
DEN DANSKE BK NTS 144A	VAR RT /06/15/2010 DD 06/11/97	504,685
DEPFA ACS BK 144A	3.625% 10/29/2008 DD 10/29/03	1,218,050
DEUTSCHE BANK AG NY INSTL C/D	VAR RT 03/15/2007 DD 03/15/05	474,905
DEUTSCHE TELEKOM INTL FIN BV	STEP06/15/2010 DD 07/06/00	541,405
DLJ COML MTG CORP 98-CF1 A1B	6.410% 02/18/2031 DD 03/01/98	1,546,084
DOMINION RES INC DEL SR NT D	5.125% 12/15/2009 DD 12/16/02	24,840
DOMINION RES INC REMKT NT E	7.195% 09/15/2014 DD 09/15/04	104,247
EB SMAM ASSET BACKED	SECURITIES INDEX FD	5,819,324
EB SMAM CMBS BOND INDEX FUND		22,117,654
EB SMAM INT GOB/CR BOND INDEX	FUND	223,186,884
EB SMAM MORTGAGE-BACKED SECS	INDEX	166,123,152
EB TEMPORARY INVESTMENT FD II	5.250%	32,142
EB TEMPORARY INVESTMENT FD II	5.250%	916,766
EB TEMPORARY INVESTMENT FD II	5.250%	5,708,755
EB TEMPORARY INVESTMENT FD II	5.250%	10,556,259
EKSPORTFINANS A S A MTN #00012	3.375% 01/15/2008 DD 11/23/04	1,074,724
EL PASO ENERGY MTN #TR 00004	7.800% 08/01/2031 DD 07/30/01	1,311,000
ENBRIDGE ENERGY PARTNERS LP NT	5.875% 12/15/2016 DD 12/21/06	396,060
ENCANA HLDGS FIN CORP NT	5.800% 05/01/2014 DD 05/13/04	45,267
ENDURANCE SPECIALTY HLDGS LTD	6.150% 10/15/2015 DD 10/17/05	448,520
ENERGY TRANSFER PARTNERS LP	5.650% 08/01/2012 DD 02/01/06	248,945
ENERGY TRANSFER PARTNERS LP SR	5.950% 02/01/2015 DD 01/18/05	377,108
ENTERGY GULF STS INC 1ST 144A	VAR RT 12/08/2008 DD 12/08/05	901,962
EURO$1YR MID-CRV FUT EXP 9/07	CALL SEP 06 095.25 ED 09/15/07	676,413
EURO$1YR MID-CRV FUT EXP 9/08	CALL SEP 07 095.000 ED 9/14/07	138,450
FARMER MAC GTD NTS TR 2006 2	5.500% 07/15/2011 DD 07/20/06	3,564,400
FARMER MAC GTD P/T AS-1008 1	VAR RT 01/25/2012 DD 03/01/97	1,183,692
FEDERAL AGRIC MTG CORP	VAR RT 04/25/2011	409,059
FEDERAL FARM CR BKS CONS BD	4.500% 08/08/2011 DD 09/08/05	2,428,500
FEDERAL FARM CR BKS CONS BDS	5.200% 11/28/2016 DD 09/28/06	1,117,765
FEDERAL FARM CR BKS CONS SYS	4.400% 04/25/2012 DD 07/25/05	2,143,240
FEDERAL FARM CR BKS CONS SYS	4.700% 08/10/2015 DD 08/10/05	2,257,910
FEDERAL HOME LN BK CONS BDS	6.795% 06/30/2009 DD 06/30/99	3,118,410
FEDERAL HOME LN BKS CONS BD	4.875% 12/14/2012 DD 11/03/05	1,494,600
FEDERAL HOME LN BKS CONS BD	4.080% 04/26/2010 DD 04/26/04	2,338,872
FEDERAL HOME LN BKS CONS BD	3.750% 08/15/2008 DD 08/07/03	2,456,400
FEDERAL HOME LN BKS CONS BD	5.310% 12/28/2012 DD 12/28/05	3,935,600
FEDERAL HOME LN BKS CONS BD	5.250% 09/13/2013 DD 08/07/06	4,981,830
FEDERAL HOME LN MTG CORP DEBS	6.625% 09/15/2009 DD 09/16/99	2,082,540
FEDERAL HOME LN MTG CORP MTN	4.480% 09/19/2008 DD 09/19/05	4,940,800
FEDERAL NATIIONAL MORTGAGE ASSIGNED POOL # 356720	RATE: 7.146% MATURITY 11/01/25	677,383
FEDERAL NATL MTG ASSN DEBS	7.250% 01/15/2010 DD 1/14/2000	2,871,477
FEDERAL NATL MTG ASSN MTN	4.375% 06/21/2010 DD 06/21/05	5,289,660
FEDERATED DEPT STORE INC DEL	6.300% 04/01/2009 DD 03/24/99	91,504
FEDERATED RETAIL HLDGS INC NT	5.900% 12/01/2016 DD 11/29/06	599,058
FHA GMAC PROJ #56 221-D4	7.430% 11/01/2022 DD 09/01/82	334,088
FHA INSD P/T MTG 98TH GMAC	6.919% 09/01/2019 DD 08/01/83	85,014
FHA INSD PROJ 16TH REILLY MTG	7.000% 04/10/2027 DD 07/01/98	86,063

Security Name	Security Description	Market Value
FHA POOL #21 GMAC MTG IOWA	7.450% 05/01/2021 DD 08/01/81	524,721
FHA PROJ 221 CL D4 REILLY	7.430% 05/01/2022	106,210
FHA PROJ MTG POOL# 04 REILLY	7.430% 07/01/2022 DD 07/01/82	100,526
FHLMCPOOL #1B-1580	4.023% 03/01/2034 DD 03/01/04	868,721
FHLMCPOOL #1H-2524	VAR RT 08/01/2035 DD 09/01/05	1,585,731
FHLMCPOOL #1K-1233	VAR RT 05/01/2036 DD 05/01/06	1,110,980
FHLMCPOOL #1L-1302	VAR RT 04/01/2036 DD 06/01/06	1,688,762
FHLMCPOOL #78-2935	VAR RT 12/01/2034 DD 12/01/04	1,346,353
FHLMCPOOL #84-5355	VAR RT 05/01/2023 DD 05/01/93	89,290
FHLMCPOOL #A1-6199	7.000% 04/01/2031 DD 11/01/03	247,042
FHLMCPOOL #A1-8208	6.000% 03/01/2024 DD 01/01/04	225,520
FHLMCPOOL #A2-5226	6.500% 05/01/2033 DD 07/01/04	65,648
FHLMCPOOL #B1-0170	4.500% 10/01/2018 DD 10/01/03	46,782
FHLMCPOOL #B1-0184	5.500% 10/01/2018 DD 10/01/03	55,115
FHLMCPOOL #B1-0207	4.500% 10/01/2018 DD 10/01/03	52,051
FHLMCPOOL #B1-0931	4.500% 11/01/2018 DD 11/01/03	51,553
FHLMCPOOL #B1-1801	4.500% 01/01/2019 DD 01/01/04	56,334
FHLMCPOOL #B1-2301	4.000% 02/01/2014 DD 02/01/04	142,328
FHLMCPOOL #B1-2730	4.000% 03/01/2014 DD 03/01/04	226,163
FHLMCPOOL #B1-2772	4.000% 03/01/2014 DD 03/01/04	208,289
FHLMCPOOL #B1-2818	4.000% 03/01/2014 DD 03/01/04	189,592
FHLMCPOOL #B1-2819	4.000% 03/01/2014 DD 03/01/04	218,084
FHLMCPOOL #B1-2883	4.000% 03/01/2014 DD 03/01/04	212,005
FHLMCPOOL #B1-2910	4.000% 03/01/2014 DD 03/01/04	165,385
FHLMCPOOL #B1-2911	4.000% 03/01/2014 DD 03/01/04	198,245
FHLMCPOOL #B1-3066	4.000% 03/01/2014 DD 03/01/04	784,987
FHLMCPOOL #B1-3209	4.000% 04/01/2019 DD 04/01/04	65,905
FHLMCPOOL #B1-3343	4.000% 04/01/2014 DD 04/01/04	99,529
FHLMCPOOL #B1-3344	4.000% 04/01/2014 DD 04/01/04	145,437
FHLMCPOOL #B1-3360	4.000% 04/01/2014 DD 04/01/04	184,010
FHLMCPOOL #B1-3801	4.500% 04/01/2019 DD 04/01/04	180,794
FHLMCPOOL #B1-3870	4.500% 05/01/2019 DD 05/01/04	108,536
FHLMCPOOL #B1-5067	4.500% 06/01/2019 DD 06/01/04	389,056
FHLMCPOOL #B1-8233	4.500% 04/01/2020 DD 04/01/05	168,868
FHLMCPOOL #B1-8252	4.500% 04/01/2020 DD 04/01/05	166,242
FHLMCPOOL #B1-8684	4.500% 01/01/2020 DD 01/01/05	78,785
FHLMCPOOL #B1-8908	4.500% 03/01/2020 DD 03/01/05	317,144
FHLMCPOOL #C0-1175	7.000% 05/01/2031 DD 05/01/01	91,968
FHLMCPOOL #C0-1598	5.000% 08/01/2033 DD 08/01/03	221,339
FHLMCPOOL #C6-6817	7.000% 05/01/2032 DD 04/01/02	163,744
FHLMCPOOL #C6-8269	7.000% 06/01/2032 DD 06/01/02	322,762
FHLMCPOOL #C6-9013	7.000% 07/01/2032 DD 07/01/02	406,269
FHLMCPOOL #D9-4598	6.500% 04/01/2021 DD 04/01/01	53,363
FHLMCPOOL #E0-1157	6.000% 06/01/2017 DD 06/01/02	99,521
FHLMCPOOL #E0-1481	4.500% 10/01/2018 DD 10/01/03	51,262
FHLMCPOOL #E0-1489	4.500% 11/01/2018 DD 11/01/03	102,821
FHLMCPOOL #E0-1538	5.000% 12/01/2018 DD 12/01/03	920,342
FHLMCPOOL #E0-1602	4.500% 03/01/2019 DD 03/01/04	55,127
FHLMCPOOL #E0-1606	4.500% 04/01/2019 DD 04/01/04	625,912
FHLMCPOOL #E7-6730	6.000% 05/01/2014 DD 05/01/99	88,740
FHLMCPOOL #E7-7099	6.000% 05/01/2014 DD 05/01/99	26,563
FHLMCPOOL #E9-0288	6.000% 06/01/2017 DD 06/01/02	78,386
FHLMCPOOL #E9-6057	4.500% 05/01/2018 DD 04/01/03	127,717
FHLMCPOOL #E9-6247	4.500% 05/01/2018 DD 05/01/03	43,846
FHLMCPOOL #E9-6248	4.500% 05/01/2018 DD 05/01/03	43,899
FHLMCPOOL #E9-7034	4.500% 06/01/2018 DD 06/01/03	51,002
FHLMCPOOL #E9-8590	4.500% 09/01/2018 DD 08/01/03	25,692
FHLMCPOOL #E9-9763	4.500% 09/01/2018 DD 09/01/03	19,295
FHLMCPOOL #E9-9764	4.500% 09/01/2018 DD 09/01/03	18,517
FHLMCPOOL #E9-9765	4.500% 09/01/2018 DD 09/01/03	14,245
FHLMCPOOL #E9-9768	4.500% 09/01/2018 DD 09/01/03	85,167
FHLMCPOOL #E9-9769	4.500% 09/01/2018 DD 09/01/03	42,044
FHLMCPOOL #E9-9770	4.500% 09/01/2018 DD 09/01/03	26,579
FHLMCPOOL #G0-1324	7.000% 10/01/2031 DD 10/01/01	43,718
FHLMCPOOL #G0-1391	7.000% 04/01/2032 DD 03/01/02	174,888
FHLMCPOOL #G0-1564	6.000% 04/01/2033 DD 05/01/03	90,558
FHLMCPOOL #G0-1731	6.500% 12/01/2029 DD 10/01/04	690,840
FHLMCPOOL #G1-0855	6.000% 12/01/2013 DD 11/01/98	36,843
FHLMCPOOL #G1-1409	6.000% 05/01/2017 DD 06/01/03	94,909
FHLMCPOOL #G1-1526	4.500% 03/01/2019 DD 02/01/04	56,289
FHLMCPOOL #G1-1678	4.500% 04/01/2020 DD 03/01/05	234,263
FHLMCPOOL #G1-1720	4.500% 08/01/2020 DD 07/01/05	1,202,145
FHLMCPOOL #G1-1769	5.000% 10/01/2020 DD 09/01/05	1,395,324
FHLMCPOOL #G1-2093	4.500% 12/01/2018 DD 05/01/06	1,703,200
FHLMCPOOL #G1-2094	4.500% 06/01/2019 DD 05/01/06	2,067,443
FHLMCPOOL #G1-2251	4.000% 06/01/2019 DD 07/01/06	3,542,336
FHLMCPOOL #G1-8020	4.500% 11/01/2019 DD 11/01/04	310,824
FHLMCPOOL #P6-0084	6.000% 03/01/2016 DD 01/01/03	501,259
FHLMC GROUP #C4-5817	7.500% 12/01/2030 DD 12/01/00	54,201
FHLMC GROUP #E0-0894	8.500% 06/01/2015 DD 06/01/00	49,221
FHLMC GROUP #E0-0912	8.500% 08/01/2015 DD 08/01/00	5,691
FHLMC GROUP #E0-0935	8.500% 10/01/2015 DD 10/01/00	64,436
FHLMC GROUP #E7-0797	5.500% 06/01/2013 DD 06/01/98	187,512
FHLMC GROUP #E7-8829	6.000% 10/01/2014 DD 10/01/99	53,231

Security Name	Security Description	Market Value
FHLMC GROUP #E8-1255	8.500% 08/01/2015 DD 08/01/00	83,367
FHLMC GROUP #G1-0777	9.000% 06/01/2010 DD 01/01/98	17,538
FHLMC GROUP #G1-0817	6.000% 06/01/2013 DD 06/01/98	18,901
FHLMC MULTICLASS CTF 2106 ZB	6.250% 12/15/2028	2,566,133
FHLMC MULTICLASS CTFS 2458 OD	6.000% 04/15/2016 DD 06/01/02	459,278
FHLMC MULTICLASS CTFS 2933 HD	5.500% 02/15/2035 DD 02/01/05	1,945,714
FHLMC MULTICLASS CTFS 2949 PA	5.500% 03/15/2034 DD 03/01/05	1,647,866
FHLMC MULTICLASS CTFS 2973 EB	5.500% 04/15/2035 DD 05/01/05	997,895
FHLMC MULTICLASS CTFS 2979 BC	5.000% 04/15/2020 DD 05/01/05	1,302,922
FHLMC MULTICLASS MTG	5.500% 05/15/2029 DD 08/01/06	4,334,284
FHLMC MULTICLASS MTG 1662 N	6.250% 01/15/2009 DD 01/01/94	35,072
FHLMC MULTICLASS MTG 2395 FT	VAR RT 12/15/2031 DD 12/15/01	96,861
FHLMC MULTICLASS MTG T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	2,948,122
FIRST REP MTG LN TR 02 FRB1 A	VAR RT 08/15/2032 DD 09/05/02	607,710
FIRST UN NATL BK 01-C4 CL A2	6.223% 12/12/2033 DD 12/01/01	1,402,448
FLEET FIN GROUP INC NEW	6.375% 05/15/2008 DD 05/26/98	1,013,750
FLORIDA PWR & LT 1ST MTG	6.000% 06/01/2008 DD 06/01/98	1,008,280
FNMAPOOL #0253683	7.500% 01/01/2031 DD 01/01/01	140,919
FNMAPOOL #0254308	6.500% 05/01/2017 DD 04/01/02	50,898
FNMAPOOL #0254546	5.500% 12/01/2017 DD 11/01/02	189,409
FNMAPOOL #0254621	6.500% 01/01/2033 DD 12/01/02	603,161
FNMAPOOL #0254631	5.000% 02/01/2018 DD 01/01/03	814,662
FNMAPOOL #0254720	4.500% 05/01/2018 DD 04/01/03	200,193
FNMAPOOL #0254753	4.000% 05/01/2010 DD 04/01/03	442,190
FNMAPOOL #0254817	4.000% 06/01/2013 DD 05/01/03	107,008
FNMAPOOL #0254845	4.000% 07/01/2013 DD 06/01/03	142,745
FNMAPOOL #0254863	4.000% 08/01/2013 DD 07/01/03	198,105
FNMAPOOL #0254906	4.500% 10/01/2018 DD 09/01/03	1,830,554
FNMAPOOL #0254909	4.000% 09/01/2013 DD 08/01/03	375,025
FNMAPOOL #0254915	4.500% 09/01/2023 DD 08/01/03	1,725,202
FNMAPOOL #0254918	4.500% 09/01/2033 DD 08/01/03	706,014
FNMAPOOL #0254957	4.000% 10/01/2013 DD 09/01/03	775,859
FNMAPOOL #0254987	5.000% 12/01/2018 DD 11/01/03	21,572
FNMAPOOL #0255174	VAR RT 03/01/2014 DD 02/01/04	1,105,326
FNMAPOOL #0255654	4.500% 02/01/2035 DD 01/01/05	292,347
FNMAPOOL #0255897	4.500% 10/01/2035 DD 09/01/05	1,801,362
FNMAPOOL #0256059	5.500% 01/01/2036 DD 12/01/05	644,755
FNMAPOOL #0256269	5.500% 06/01/2036 DD 05/01/06	222,021
FNMAPOOL #0256394	6.500% 09/01/2036 DD 08/01/06	98,380
FNMAPOOL #0256597	5.500% 02/01/2037 DD 01/01/07	995,000
FNMAPOOL #0303777	7.000% 03/01/2011 DD 02/01/96	26,819
FNMAPOOL #0303906	7.000% 05/01/2011 DD 04/01/96	34,473
FNMAPOOL #0303945	7.000% 12/01/2010 DD 05/01/96	20,449
FNMAPOOL #0313467	5.500% 11/01/2011 DD 03/01/97	580,444
FNMAPOOL #0316864	7.000% 07/01/2025 DD 07/01/95	6,993
FNMAPOOL #0323331	6.500% 11/01/2008 DD 10/01/98	124,692
FNMAPOOL #0325793	7.000% 09/01/2010 DD 10/01/95	6,647
FNMAPOOL #0340901	6.000% 03/01/2014 DD 03/01/96	645,404
FNMAPOOL #0357327	5.000% 01/01/2018 DD 01/01/03	370,268
FNMAPOOL #0357327	5.000% 01/01/2018 DD 01/01/03	882,730
FNMAPOOL #0357329	4.500% 01/01/2018 DD 01/01/03	77,629
FNMAPOOL #0357348	5.000% 02/01/2018 DD 02/01/03	2,855,548
FNMAPOOL #0357418	4.000% 08/01/2018 DD 08/01/03	3,510,189
FNMAPOOL #0420218	7.000% 03/01/2013 DD 03/01/98	62,029
FNMAPOOL #0449943	6.500% 12/01/2028 DD 11/01/98	40,419
FNMAPOOL #0453718	6.500% 01/01/2029 DD 01/01/99	140,260
FNMAPOOL #0454266	6.500% 01/01/2029 DD 01/01/99	231,368
FNMAPOOL #0454953	6.500% 12/01/2028 DD 01/01/99	167,803
FNMAPOOL #0456277	6.500% 12/01/2028 DD 12/01/98	42,291
FNMAPOOL #0516232	8.500% 08/01/2009 DD 09/01/99	35,565
FNMAPOOL #0518113	7.000% 10/01/2029 DD 10/01/99	31,144
FNMAPOOL #0535327	5.500% 06/01/2011 DD 05/01/00	531,849
FNMAPOOL #0545378	5.507% 12/01/2011 DD 12/01/01	909,148
FNMAPOOL #0545933	5.627% 08/01/2012 DD 09/01/02	1,181,663
FNMAPOOL #0555114	5.500% 12/01/2017 DD 11/01/02	192,970
FNMAPOOL #0555363	5.000% 04/01/2018 DD 03/01/03	76,770
FNMAPOOL #0555366	4.500% 04/01/2018 DD 03/01/03	690,504
FNMAPOOL #0555417	6.000% 05/01/2033 DD 04/01/03	25,589
FNMAPOOL #0555436	6.000% 05/01/2033 DD 04/01/03	430,550
FNMAPOOL #0555531	5.500% 06/01/2033 DD 05/01/03	2,529,876
FNMAPOOL #0555549	5.000% 06/01/2018 DD 05/01/03	50,768
FNMAPOOL #0555880	5.500% 11/01/2033 DD 10/01/03	512,529
FNMAPOOL #0555900	5.000% 10/01/2018 DD 10/01/03	62,265
FNMAPOOL #0569270	7.000% 01/01/2016 DD 01/01/01	67,222
FNMAPOOL #0575384	6.500% 04/01/2016 DD 03/01/01	69,797
FNMAPOOL #0586647	6.500% 06/01/2016 DD 06/01/01	16,159
FNMAPOOL #0611001	5.500% 11/01/2016 DD 11/01/01	39,954
FNMAPOOL #0626014	5.500% 02/01/2017 DD 01/01/02	81,838
FNMAPOOL #0626589	6.500% 03/01/2017 DD 03/01/02	108,870
FNMAPOOL #0642713	6.500% 05/01/2017 DD 05/01/02	10,345
FNMAPOOL #0643340	6.500% 03/01/2017 DD 06/01/02	94,635
FNMAPOOL #0643858	6.500% 05/01/2032 DD 05/01/02	11,711
FNMAPOOL #0644886	6.500% 06/01/2017 DD 06/01/02	99,965
FNMAPOOL #0654650	5.500% 01/01/2018 DD 01/01/03	245,508

Security Name	Security Description	Market Value
FNMAPOOL #0657374	6.500% 10/01/2017 DD 10/01/02	8,280
FNMAPOOL #0658906	VAR RT 01/01/2033 DD 01/01/03	427,209
FNMAPOOL #0668357	5.000% 12/01/2017 DD 12/01/02	3,894,717
FNMAPOOL #0669334	5.000% 11/01/2017 DD 11/01/02	91,872
FNMAPOOL #0672347	5.000% 12/01/2017 DD 12/01/02	65,973
FNMAPOOL #0674595	5.000% 12/01/2017 DD 12/01/02	80,577
FNMAPOOL #0674690	5.000% 01/01/2018 DD 12/01/02	80,719
FNMAPOOL #0674694	5.000% 01/01/2018 DD 12/01/02	74,121
FNMAPOOL #0674715	5.000% 01/01/2018 DD 12/01/02	101,550
FNMAPOOL #0675223	5.000% 12/01/2017 DD 12/01/02	66,194
FNMAPOOL #0675259	5.000% 12/01/2017 DD 12/01/02	99,545
FNMAPOOL #0676688	5.000% 12/01/2017 DD 12/01/02	91,866
FNMAPOOL #0678000	5.000% 12/01/2017 DD 12/01/02	3,421,984
FNMAPOOL #0678108	5.000% 01/01/2018 DD 12/01/02	681,963
FNMAPOOL #0684444	5.000% 04/01/2018 DD 03/01/03	41,241
FNMAPOOL #0685194	4.500% 03/01/2018 DD 03/01/03	93,306
FNMAPOOL #0685474	4.500% 04/01/2018 DD 04/01/03	72,429
FNMAPOOL #0686044	VAR RT 07/01/2033 DD 07/01/03	1,013,666
FNMAPOOL #0687485	4.500% 06/01/2018 DD 06/01/03	64,405
FNMAPOOL #0689082	5.000% 06/01/2018 DD 06/01/03	150,418
FNMAPOOL #0689085	4.500% 06/01/2018 DD 06/01/03	155,826
FNMAPOOL #0693202	5.000% 05/01/2018 DD 05/01/03	283,564
FNMAPOOL #0694900	4.500% 04/01/2018 DD 03/01/03	131,767
FNMAPOOL #0695826	5.000% 04/01/2018 DD 04/01/03	169,368
FNMAPOOL #0695845	5.000% 04/01/2018 DD 04/01/03	54,392
FNMAPOOL #0695854	4.500% 05/01/2018 DD 05/01/03	76,901
FNMAPOOL #0695863	4.500% 05/01/2018 DD 05/01/03	152,916
FNMAPOOL #0695893	4.500% 05/01/2018 DD 05/01/03	73,816
FNMAPOOL #0695904	5.000% 05/01/2018 DD 04/01/03	869,240
FNMAPOOL #0695932	5.000% 06/01/2018 DD 05/01/03	59,290
FNMAPOOL #0697050	5.000% 05/01/2018 DD 05/01/03	113,501
FNMAPOOL #0697602	4.500% 05/01/2018 DD 04/01/03	315,204
FNMAPOOL #0701379	4.500% 05/01/2018 DD 04/01/03	71,085
FNMAPOOL #0702326	4.500% 05/01/2018 DD 04/01/03	67,116
FNMAPOOL #0702857	5.000% 04/01/2018 DD 04/01/03	1,497,625
FNMAPOOL #0703445	5.000% 05/01/2018 DD 05/01/03	116,903
FNMAPOOL #0703710	5.000% 02/01/2018 DD 04/01/03	138,851
FNMAPOOL #0707774	4.500% 06/01/2018 DD 06/01/03	300,155
FNMAPOOL #0708804	5.000% 06/01/2018 DD 05/01/03	22,060
FNMAPOOL #0709192	5.000% 06/01/2018 DD 06/01/03	151,771
FNMAPOOL #0709817	4.500% 05/01/2018 DD 05/01/03	158,000
FNMAPOOL #0709826	5.000% 06/01/2018 DD 06/01/03	24,139
FNMAPOOL #0713972	5.500% 07/01/2033 DD 07/01/03	8,049,118
FNMAPOOL #0720286	5.500% 03/01/2033 DD 05/01/03	83,651
FNMAPOOL #0720307	4.500% 06/01/2018 DD 06/01/03	150,433
FNMAPOOL #0720309	4.500% 06/01/2018 DD 06/01/03	84,231
FNMAPOOL #0720321	4.500% 07/01/2018 DD 07/01/03	78,878
FNMAPOOL #0720364	4.500% 06/01/2018 DD 06/01/03	417,687
FNMAPOOL #0720370	4.500% 06/01/2018 DD 06/01/03	77,957
FNMAPOOL #0720718	4.500% 06/01/2018 DD 06/01/03	179,213
FNMAPOOL #0721346	4.500% 06/01/2018 DD 06/01/03	72,139
FNMAPOOL #0724866	5.000% 06/01/2018 DD 06/01/03	52,213
FNMAPOOL #0725050	4.500% 01/01/2019 DD 12/01/03	53,176
FNMAPOOL #0725162	6.000% 02/01/2034 DD 01/01/04	1,295,119
FNMAPOOL #0725206	5.500% 02/01/2034 DD 02/01/04	2,233,736
FNMAPOOL #0725277	4.500% 03/01/2019 DD 02/01/04	74,823
FNMAPOOL #0725424	5.500% 04/01/2034 DD 04/01/04	111,193
FNMAPOOL #0725425	5.500% 04/01/2034 DD 04/01/04	10,960,907
FNMAPOOL #0725519	5.500% 05/01/2019 DD 05/01/04	969,863
FNMAPOOL #0725709	4.000% 07/01/2019 DD 07/01/04	1,774,785
FNMAPOOL #0725773	5.500% 09/01/2034 DD 08/01/04	10,502,047
FNMAPOOL #0725946	5.500% 11/01/2034 DD 10/01/04	1,703,118
FNMAPOOL #0725946	5.500% 11/01/2034 DD 10/01/04	6,085,026
FNMAPOOL #0727453	5.000% 08/01/2018 DD 08/01/03	386,581
FNMAPOOL #0729214	VAR RT 02/01/2035 DD 02/01/05	2,112,308
FNMAPOOL #0730338	5.000% 09/01/2018 DD 09/01/03	566,556
FNMAPOOL #0730638	4.000% 08/01/2018 DD 07/01/03	2,395,057
FNMAPOOL #0731380	4.500% 08/01/2033 DD 08/01/03	667,196
FNMAPOOL #0732093	5.000% 09/01/2018 DD 08/01/03	17,037
FNMAPOOL #0734788	4.000% 09/01/2018 DD 09/01/03	3,522,438
FNMAPOOL #0735010	5.000% 11/01/2019 DD 11/01/04	151,022
FNMAPOOL #0735141	5.500% 01/01/2035 DD 12/01/04	6,713,588
FNMAPOOL #0735224	5.500% 02/01/2035 DD 01/01/05	20,359,640
FNMAPOOL #0735228	5.500% 02/01/2035 DD 01/01/05	3,845,327
FNMAPOOL #0735494	4.500% 03/01/2020 DD 04/01/05	177,789
FNMAPOOL #0735504	6.000% 04/01/2035 DD 04/01/05	3,858,611
FNMAPOOL #0735611	5.500% 03/01/2020 DD 05/01/05	69,602
FNMAPOOL #0735989	5.500% 02/01/2035 DD 10/01/05	3,440,046
FNMAPOOL #0739410	5.500% 10/01/2018 DD 09/01/03	429,083
FNMAPOOL #0740482	5.500% 10/01/2018 DD 10/01/03	14,304
FNMAPOOL #0740832	5.000% 10/01/2018 DD 10/01/03	16,459
FNMAPOOL #0743437	5.000% 10/01/2018 DD 10/01/03	35,382
FNMAPOOL #0743474	5.000% 11/01/2018 DD 10/01/03	39,834
FNMAPOOL #0744207	5.000% 10/01/2018 DD 09/01/03	16,845

Security Name	Security Description	Market Value
FNMAPOOL #0745140	5.000% 11/01/2035 DD 12/01/05	1,669,919
FNMAPOOL #0745193	5.500% 06/01/2020 DD 12/01/05	968,090
FNMAPOOL #0745268	4.500% 09/01/2019 DD 01/01/06	622,716
FNMAPOOL #0745271	4.500% 09/01/2018 DD 01/01/06	839,121
FNMAPOOL #0745275	5.000% 02/01/2036 DD 01/01/06	1,916,981
FNMAPOOL #0745369	5.000% 12/01/2019 DD 02/01/06	853,892
FNMAPOOL #0745387	5.000% 04/01/2019 DD 02/01/06	953,099
FNMAPOOL #0745388	5.000% 11/01/2018 DD 02/01/06	578,034
FNMAPOOL #0745395	4.500% 04/01/2020 DD 02/01/06	465,248
FNMAPOOL #0745412	5.500% 12/01/2035 DD 03/01/06	2,903,515
FNMAPOOL #0745500	5.500% 12/01/2018 DD 04/01/06	867,098
FNMAPOOL #0745737	5.000% 03/01/2021 DD 07/01/06	2,490,716
FNMAPOOL #0745832	6.000% 04/01/2021 DD 08/01/06	3,674,820
FNMAPOOL #0745833	6.000% 01/01/2021 DD 08/01/06	134,876
FNMAPOOL #0746285	5.000% 10/01/2018 DD 10/01/03	15,846
FNMAPOOL #0747768	5.000% 10/01/2018 DD 10/01/03	17,545
FNMAPOOL #0747771	5.000% 10/01/2018 DD 10/01/03	16,479
FNMAPOOL #0747775	4.500% 10/01/2018 DD 10/01/03	660,844
FNMAPOOL #0747784	4.500% 10/01/2018 DD 10/01/03	52,675
FNMAPOOL #0747837	5.000% 11/01/2018 DD 11/01/03	91,656
FNMAPOOL #0747925	5.000% 11/01/2018 DD 11/01/03	16,644
FNMAPOOL #0747967	4.500% 11/01/2018 DD 11/01/03	68,105
FNMAPOOL #0749921	5.000% 11/01/2018 DD 10/01/03	58,230
FNMAPOOL #0752085	4.500% 11/01/2018 DD 11/01/03	67,068
FNMAPOOL #0752178	5.000% 10/01/2018 DD 11/01/03	13,479
FNMAPOOL #0753522	5.000% 11/01/2018 DD 11/01/03	16,513
FNMAPOOL #0753656	4.500% 12/01/2018 DD 11/01/03	67,509
FNMAPOOL #0755165	5.000% 12/01/2018 DD 11/01/03	16,814
FNMAPOOL #0755501	4.500% 11/01/2018 DD 11/01/03	69,614
FNMAPOOL #0757588	4.500% 12/01/2018 DD 12/01/03	47,954
FNMAPOOL #0757593	4.500% 12/01/2018 DD 12/01/03	40,969
FNMAPOOL #0757596	4.500% 12/01/2018 DD 12/01/03	48,849
FNMAPOOL #0758108	5.000% 12/01/2018 DD 12/01/03	16,577
FNMAPOOL #0758905	4.385% 12/01/2033 DD 12/01/03	1,027,685
FNMAPOOL #0759368	5.000% 01/01/2019 DD 01/01/04	17,951
FNMAPOOL #0761404	5.000% 05/01/2019 DD 05/01/04	68,224
FNMAPOOL #0761447	5.000% 01/01/2019 DD 03/01/04	16,950
FNMAPOOL #0761461	5.500% 03/01/2019 DD 05/01/04	64,148
FNMAPOOL #0762751	4.500% 12/01/2018 DD 12/01/03	52,395
FNMAPOOL #0766312	5.500% 03/01/2019 DD 02/01/04	96,588
FNMAPOOL #0767183	5.000% 02/01/2019 DD 02/01/04	17,300
FNMAPOOL #0777481	5.500% 06/01/2034 DD 06/01/04	196,526
FNMAPOOL #0778748	4.000% 05/01/2019 DD 05/01/04	146,479
FNMAPOOL #0780394	4.000% 06/01/2019 DD 06/01/04	139,070
FNMAPOOL #0780656	5.500% 06/01/2034 DD 06/01/04	381,590
FNMAPOOL #0791589	VAR RT 10/01/2034 DD 09/01/04	1,353,788
FNMAPOOL #0801543	7.500% 09/01/2034 DD 09/01/04	20,528
FNMAPOOL #0809350	5.500% 12/01/2034 DD 01/01/05	3,784,767
FNMAPOOL #0812185	4.500% 02/01/2035 DD 02/01/05	282,899
FNMAPOOL #0814474	4.500% 03/01/2035 DD 03/01/05	247,722
FNMAPOOL #0816281	VAR RT 03/01/2035 DD 03/01/05	2,073,646
FNMAPOOL #0817773	7.500% 07/01/2036 DD 07/01/06	829,051
FNMAPOOL #0819359	4.500% 03/01/2035 DD 03/01/05	298,253
FNMAPOOL #0824174	7.500% 04/01/2035 DD 04/01/05	27,905
FNMAPOOL #0824525	5.500% 05/01/2035 DD 05/01/05	506,659
FNMAPOOL #0825768	5.500% 08/01/2035 DD 08/01/05	2,738,186
FNMAPOOL #0828346	5.000% 07/01/2035 DD 07/01/05	56,420
FNMAPOOL #0831836	5.500% 10/01/2036 DD 10/01/06	866,142
FNMAPOOL #0833408	4.500% 09/01/2035 DD 08/01/05	58,599
FNMAPOOL #0833630	7.500% 03/01/2036 DD 03/01/06	1,032,493
FNMAPOOL #0834657	5.500% 08/01/2035 DD 08/01/05	348,605
FNMAPOOL #0839466	4.500% 09/01/2035 DD 09/01/05	925,207
FNMAPOOL #0840639	4.500% 09/01/2035 DD 09/01/05	176,863
FNMAPOOL #0841079	4.500% 09/01/2035 DD 09/01/05	855,371
FNMAPOOL #0845075	4.929% 12/01/2035 DD 12/01/05	1,776,990
FNMAPOOL #0845155	5.500% 01/01/2021 DD 01/01/06	651,736
FNMAPOOL #0850867	VAR RT 01/01/2036 DD 01/01/06	1,065,301
FNMAPOOL #0851465	5.500% 01/01/2036 DD 01/01/06	949,912
FNMAPOOL #0852524	6.000% 02/01/2036 DD 02/01/06	888,233
FNMAPOOL #0852935	4.500% 02/01/2036 DD 02/01/06	28,995
FNMAPOOL #0866930	5.500% 02/01/2036 DD 02/01/06	316,416
FNMAPOOL #0868292	5.500% 04/01/2036 DD 03/01/06	959,577
FNMAPOOL #0869940	5.500% 04/01/2036 DD 04/01/06	977,550
FNMAPOOL #0870539	5.252% 03/01/2036 DD 03/01/06	2,096,336
FNMAPOOL #0871278	5.500% 05/01/2036 DD 05/01/06	977,204
FNMAPOOL #0879906	VAR RT 10/01/2033 DD 02/01/06	812,637
FNMAPOOL #0880076	6.000% 03/01/2036 DD 03/01/06	1,006,741
FNMAPOOL #0880855	5.500% 04/01/2036 DD 03/01/06	914,444
FNMAPOOL #0881735	7.500% 03/01/2036 DD 03/01/06	200,377
FNMAPOOL #0883576	5.500% 05/01/2036 DD 05/01/06	961,191
FNMAPOOL #0883997	7.500% 05/01/2036 DD 05/01/06	982,889
FNMAPOOL #0884026	6.000% 05/01/2036 DD 05/01/06	1,006,690
FNMAPOOL #0887854	5.500% 11/01/2036 DD 11/01/06	83,138
FNMAPOOL #0891814	6.500% 07/01/2036 DD 07/01/06	974,502

Security Name	Security Description	Market Value
FNMAPOOL #0893572	6.500% 09/01/2036 DD 09/01/06	994,020
FNMAPOOL #0893946	5.500% 10/01/2036 DD 09/01/06	39,558
FNMAPOOL #0894051	5.500% 10/01/2036 DD 09/01/06	1,000,320
FNMAPOOL #0894843	6.000% 09/01/2036 DD 09/01/06	953,256
FNMAPOOL #0900333	6.000% 09/01/2036 DD 09/01/06	24,483
FNMAPOOL #0901437	6.000% 10/01/2036 DD 10/01/06	2,696,954
FNMAPOOL #0901666	6.000% 10/01/2036 DD 10/01/06	9,308,464
FNMAPOOL #0905264	6.000% 11/01/2036 DD 12/01/06	118,567
FNMAPOOL #0906274	5.500% 01/01/2037 DD 01/01/07	988,130
FNMAPOOL #0909394	5.500% 02/01/2037 DD 01/01/07	988,109
FNMAPOOL #0910602	5.500% 01/01/2037 DD 01/01/07	383,780
FNMAPOOL #0928043	5.500% 12/01/2036 DD 01/01/07	597,000
FNMA GTD REMIC P/T	10.000% 09/25/2016 DD 08/01/01	120,272
FNMA GTD REMIC P/T	4.700% 06/25/2013 DD 05/01/04	684,241
FNMA GTD REMIC P/T 05-58 EP	5.500% 07/25/2035 DD 06/01/05	797,634
FNMA GTD REMIC P/T 05-84 XM	5.750% 10/25/2035 DD 09/01/05	1,312,129
FNMA GTD REMIC P/T 2002-34 FE	VAR RT 05/18/2032 DD 04/18/02	59,995
FNMA GTD REMIC P/T 2002-T6 A1	3.310% 03/25/2032 DD 03/01/02	251,453
FNMA GTD REMIC P/T 2005-87 QB	5.000% 11/25/2034 DD 09/01/05	1,336,139
FNMA GTD REMIC P/T 94-75 J	7.000% 10/25/2023 DD 04/01/94	24,394
FNMA GTD REMIC P/T CTF 88-12A	VAR RT 02/25/2018	242,320
FNMA GTD REMIC P/T CTF 99W4 A9	6.250% 02/25/2029	3,401,220
FNMA GTD REMIC P/T CTF91-24Z	5.000% 03/25/2021	241,370
FNMA GTD REMIC P/T CTF93-19N	5.000% 02/25/2023	201,119
FORD CR AUTO OWNER TR 05-A A-3	3.480% 11/15/2008 DD 01/13/05	889,831
FRANCE TELECOM SA NT	STEP03/01/2011 DD 09/01/01	735,217
FUJI JGB INVT LLC PFD SEC 144A	VAR RT 112/31/2049 DD 03/16/98	344,396
GE CAP COML MTG 02 2 CL A3	5.349% 08/11/2036 DD 08/01/02	1,346,298
GE COML MTG CORP 05-C4 A4	5.3306% 11/10/2045 DD 12/01/05	2,008,840
GENERAL ELEC CAP MTG SVCS INC 144A	RATE: 6.01% MATURITY 07/13/07	2,702,089
GENERAL ELEC CAP MTN # 00709	4.875% 10/21/2010 DD 10/21/05	737,200
GENERAL ELEC CAP MTN # 00714	5.000% 11/15/2011 DD 12/02/05	560,847
GENERAL ELEC CAP MTN #TR00605	3.500% 08/15/2007 DD 08/19/03	866,110
GENERAL ELEC CAP MTN #TR00665	3.750% 12/15/2009 DD 10/29/04	596,750
GENERAL ELEC CAP MTN #TR00678	VAR RT 01/15/2008 DD 01/20/05	2,141,990
GMAC COML MTG 02 C3 CL A2	4.930% 07/10/2039 DD 12/01/02	1,395,972
GMAC COML MTG SEC 02-C1 CL A2	6.278% 11/15/2039 DD 02/01/02	2,084,200
GMAC COML MTG SECS 03-C3 A-3	4.646% 04/10/2040 DD 12/01/03	1,173,972
GMAC COML MTG SECS 99-C2 CL A2	6.945% 09/15/2033	509,383
GNMAPOOL #0424340	6.500% 05/15/2026 DD 05/01/96	48,493
GNMAPOOL #0498396	6.000% 02/15/2029 DD 02/01/99	74,712
GNMAPOOL #0513834	6.500% 08/15/2029 DD 08/01/99	44,758
GNMAPOOL #0520046	7.000% 06/15/2031 DD 06/01/01	18,249
GNMAPOOL #0523128	7.000% 04/15/2031 DD 04/01/01	30,216
GNMAPOOL #0538840	7.000% 04/15/2031 DD 04/01/01	1,798
GNMAPOOL #0569149	6.000% 03/15/2032 DD 03/01/02	21,288
GNMAPOOL #0571201	7.000% 09/15/2031 DD 09/01/01	2,064
GNMAPOOL #0585255	7.000% 07/15/2032 DD 07/01/02	51,567
GNMAPOOL #0604791	5.500% 11/15/2033 DD 11/01/03	343,177
GNMAPOOL #0608945	6.000% 06/15/2036 DD 06/01/06	976,790
GNMAPOOL #0620925	4.500% 08/15/2033 DD 08/01/03	47,783
GNMAPOOL #0781124	7.000% 12/15/2029 DD 12/01/99	70,772
GNMAPOOL #0781155	6.500% 07/15/2009 DD 04/01/00	182,076
GNMAPOOL #0781328	7.000% 09/15/2031 DD 09/01/01	92,289
GNMA GTD REMIC P/T 20020-31 FW	VAR RT 06/16/2031 DD 05/16/02	144,369
GNMA GTD REMIC P/T 2002-21 FV	FLTG RT 03/16/2032 DD 03/16/02	252,918
GNMA II POOL #0001524	9.000% 12/20/2020 DD 12/01/90	3,966
GNMA II POOL #0003056	8.000% 03/20/2031 DD 03/01/01	31,114
GNMA II POOL #0003123	VAR RT 08/20/2031 DD 08/01/01	14,243
GNMA II POOL #0003136	VAR RT 09/20/2031 DD 09/01/01	15,032
GNMA II POOL #0008324	VAR RT 11/20/2023 DD 11/01/93	26,273
GNMA II POOL #0008814	VAR RT 02/20/2026 DD 02/01/96	11,898
GNMA II POOL #0008847	VAR RT 04/20/2026 DD 04/01/96	44,789
GOLDEN ST TOB SECURITIZATION	5.000% 06/01/2021 DD 01/29/03	498,356
GOLDMAN SACHS GRP MTN #TR00207	VAR RT 07/23/2009 DD 07/23/04	1,107,040
GOVERNOR & CO BK SCOTLAND 144A	VAR RT E11/29/2049 DD 11/17/97	1,009,840
GREATER BAY BANCORP SR NT	5.250% 03/31/2008 DD 03/24/03	224,332
GREYSTONE SVCG FHA #2063 PROJ	7.440% 12/31/2039 DD 12/28/87	10,560
GS MTG SECS 2006-FF4 A-1	VAR RT 02/25/2046 DD 03/30/06	1,075,449
GS MTG SECS CORP 05-GG4 A4	4.761% 07/10/2039 DD 06/01/05	550,223
GS MTG SECS CORP 2005-AR6	VAR RT 09/25/2035 DD 09/01/05	894,344
GS MTG SECS TR 06 GG8 P/T A-AB	5.572% 10/15/2048 DD 10/01/06	1,219,620
GSAA HOME EQUITY TR 2006-9 A-1	VAR RT 06/25/2036 DD 05/26/06	1,247,535
GSAMP 2006 HE4 CTF A-2A	VAR RT 06/25/2036 DD 06/29/06	1,207,924
HALLIBURTON CO SR NT	5.500% 10/15/2010 DD 10/17/03	274,527
HANCOCK JOHN II MTN 00001 144A	7.900% 07/02/2010 DD 06/30/00	324,327
HBOS PLC MTN SR #00007 144A	3.750% 09/30/2008 DD 09/18/03	296,994
HONDA AUTO REC 06 3 TR A/B A-3	5.120% 10/15/2010 DD 10/25/06	1,849,778
HONDA AUTO RECV 2005-6 CL A-3	4.850% 10/19/2009 DD 12/12/05	1,616,355
HOUSEHOLD FIN CORP NT	5.750% 01/30/2007 DD 01/30/02	90,028
HSBC BANK USA NA INSTL C/D	3.870% 06/07/2007 DD 06/07/05	1,639,443
HSBC BK USA MTN #SR00012	VAR RT 09/21/2007 DD 09/21/04	900,837
HSBC CAP FDG DLR 2 LP 144A	VAR RT 12/29/2049 DD 06/27/03	651,924
HSBC FIN CORP NT	5.700% 06/01/2011 DD 05/30/06	356,069

Security Name	Security Description	Market Value
HUNTINGTON NATL BK COLUMBUS	3.125% 05/15/2008 DD 05/12/03	364,099
IFC SBA LN BACKED 97-1 A 144A	VAR RT 01/15/2024 DD 11/25/97	344,444
IMC HOME EQ LN TR 97-2 CL A-7	7.230% 05/20/2027 DD 03/01/97	76,549
INDYMAC INDX MTG 06-AR41 CL A3	VAR RT 02/25/2037 DD 12/28/06	1,375,000
IRS BLRK BRS29H7Z5 5.43% 3MLBR	W/BANK OF AMERICA 5/16/08	11,460
IRS-BLRK BRS2GR108 5.64%	W/DEUTSCHE MAT 07/14/2010	238,987
IRS-BLRK BRS2HK3D2 3MLB 5.496	W/BANK OF AMERICA MAT 07/26/09	114,200
IRS-BLRK BRS2Q8YB9 5.16%	W/DEUTSCHE MAT 09/12/2009	54,908
ISTAR FINL INC SR NT	5.700% 03/01/2014 DD 03/09/04	470,692
JP MORGAN CHASE 06 CIBC15 A4	VAR RT 06/12/2043 DD 06/01/06	2,068,800
JP MORGAN MTG TR 06-A2 CL 5A3	3.753% 11/25/2033 DD 03/01/06	1,984,005
KERN RIV FDG CORP SR NT 144A	4.893% 04/30/2018 DD 05/01/03	243,472
LANDESKREDITBANK BADEN WURTTEM	4.250% 09/15/2010 DD 07/20/05	852,303
LB UBS COML 05-C5 CTF A-4	4.954% 09/15/2040 DD 08/11/05	974,300
LB UBS COML MTG 03-C7 A-3	VAR RT 09/15/2027 DD 09/11/03	986,114
LB UBS COML MTG 03-C7 CL A-2	4.064% 09/15/2027 DD 09/11/03	584,046
LB UBS COML MTG 06-C7 CL A3	5.347% 11/15/2038 DD 11/11/06	1,500,887
LB UBS COML MTG 2006-C6 A-4	5.372% 09/15/2039 DD 09/11/06	1,222,050
LB UBS COML MTG TR 00-C4 CL A2	7.370% 08/15/2026 DD 09/11/00	1,641,450
LB UBS COML MTG TR 02 C2 CL A4	5.594% 06/15/2031 DD 06/11/02	1,295,923
LB UBS COML MTG TR 04-C4 A3	VAR RT 06/15/2029 DD 05/11/04	1,230,800
LB UBS COML MTG TR 05-C1 CL A3	4.545% 02/15/2030 DD 01/11/05	1,221,608
LB UBS COML MTG TR 05-C7 CL A4	5.197% 11/15/2030 DD 10/11/05	989,510
LB UBS COML MTG TR 06-CL A-4	5.156% 02/15/2031 DD 01/11/06	1,481,835
LEHMAN BROS HLDG INC MTN	5.750% 07/18/2011 DD 07/18/06	499,570
LEHMAN BROS HLDGS MTN #TR00578	4.500% 07/26/2010 DD 07/13/05	487,340
LEHMAN BROTHERS HLDGS #TR00632	5.750% 04/25/2011 DD 04/25/06	418,069
LONG BEACH 06-11 P/T CL IIA1	VAR RT 12/25/2036 DD 12/14/06	1,500,000
LONG BEACH MTG LN TR 2006-4 ASSET BKD CTF CL II-A1	RATE: 5.19099% MATURITY: 05/28/41	14,076,232
MASSACHUSETTS RRB BEC-A CL A-4	6.910% 09/15/2009 DD 07/29/99	635,681
MASSMUTUAL GLOBAL FDG II 144A	2.550% 07/15/2008 DD 06/17/03	335,451
MASTR ADJ RATE MTGS 02 3 B2	VAR RT 10/25/2032 DD 08/01/02	316,804
MBNA CR CARD MASTER 2006-A1 A	4.900% 07/15/2011 DD 02/15/06	1,644,885
MBNA CR CARD MASTER TR 04-4 A	2.700% 09/15/2009 DD 04/15/04	1,712,114
MBNA MASTER CR CARD 98 E CL A	VAR RT 09/15/2010 DD 08/11/98	1,679,305
MERCK & CO INT NT	2.500% 03/30/2007 DD 02/11/04	263,259
MERRILL LYNCH MTG SER C3 CL A3	5.880% 12/15/2030 DD 12/01/98	926,916
METROPOLITAN LIFE MTN #TR00011	4.250% 07/30/2009 DD 07/26/04	180,577
MEXICO UNITED MEXICAN STS US$	11.500% 05/15/2026 DD 05/07/96	48,525
MID ST TR IV ASST BKD NT	8.330% 04/01/2030	1,043,006
MONEY STORE AUTO TR 99-1 A	VAR RT 07/15/2025 DD 03/01/99	434,861
MONEY STORE SER 97-2 CL A	VAR RT 02/15/2029 DD 12/15/97	502,095
MONUMENTAL GLOBAL FDG 144A	5.200% 01/30/2007 DD 01/30/02	499,920
MORGAN J P & CO INC SUB NT	6.250% 02/15/2011 DD 02/15/96	360,938
MORGAN JP COML MTG FIN CORP *PP* MTG PASSTHRU CTF 1999-PLS1 CL 144A A-2	RATE: 0.00% MATURITY: 02/15/32	866,901
MORGAN STANLEY DW & CO GL NT	6.750% 04/15/2011 DD 04/23/01	263,994
MORGAN STANLEY HOME EQUITY LN TR 2006-3	RATE: 5.19099% MATURITY: 04/25/36	8,004,274
MORGAN STANLEY NT	5.050% 01/21/2011 DD 10/21/05	322,865
MORGAN STANLEY NT SER F	VAR RT 03/07/2008 DD 03/08/06	1,911,490
MORGAN STANLEY SR MTN SER F	5.625% 01/09/2012 DD 08/09/06	177,870
MUFG CAP FIN 1 LTD USD	VAR RT 07/29/2049 DD 03/17/06	634,275
NATIONAL AUSTRALIA BK SER A	8.600% 05/19/2010 DD 05/19/00	551,325
NATIONSLINK FDG CORP 99-SL A6	6.608% 05/10/2007 DD 05/01/99	20,353
NATIONWIDE BLDG MTN #SR00014	3.500% 07/31/2007 DD 07/23/04	469,875
NATIONWIDE MTN #SR00019 144A	4.250% 02/01/2010 DD 02/03/05	43,594
NELNET INC NT	5.125% 06/01/2010 DD 05/25/05	321,027
NEW YORK LIFE GBL MTN #TR00002	3.875% 01/15/2009 DD 01/12/04	428,173
NEWS AMER HLDGS INC DEB	8.500% 02/23/2025 DD 02/23/95	177,515
NEWS AMER HLDGS INC SHELF 9	9.500% 07/15/2024 DD 07/15/94	165,750
NISOURCE FIN CORP	VAR RT 11/23/2009 DD 11/23/04	550,171
NISSAN AUTO REC 2005 C CL A-3	4.190% 07/15/2009 DD 09/16/05	1,708,457
NORDBANKEN AB STEP UP CAP 144A	FIX/FLOAT 11/29/2049	597,091
ONEOK INC NEW SR NT	5.510% 02/16/2008 DD 11/16/05	564,554
OPTEUM MTG ACCEP CORP 06-2 A1A	VAR RT 07/25/2036 DD 06/26/06	1,305,946
ORACLE CORP/OZARK HLDG INC NT	5.000% 01/15/2011 DD 01/13/06	594,000
ORACLE CORP/OZARK HLDG INC NT	5.000% 01/15/2011 DD 01/13/06	915,750
PECO ENERGY 99-A CL A-6	6.050% 03/01/2009 DD 03/25/99	609,419
PHH CORP NT	7.125% 03/01/2013 DD 02/19/03	180,157
PHH CORP NT	6.000% 03/01/2008 DD 02/19/03	750,345
PIMCO SWAP #19433 INT RT SWAP	5.000% 06/18/2009 DD 07/01/05	36,624
PIMCO SWAP #90202 INT RT SWAP	5.000% 06/20/2014 DD 07/01/06	1,909
PIMCO SWAP CO 8208 DEERE CRED	24.000% 12/20/2008 DD 10/22/03	770
PIMCO SWAP CO 8216 RADIOSHACK	37.000% 12/20/2008 DD 10/22/03	2,005
PIMCO SWAP CO 8224 CATERPILLAR	19.000% 12/20/2008 DD 10/22/03	504
PIMCO SWAP CO 9081 EMERSON	22.000% 12/20/2008 DD 10/22/03	62,972
PIMCO SWAP CO 9149 INTL PAPER	60.000% 12/20/2008 DD 10/22/03	1,841
PIMCO SWAP CO 9222 SIMON PROP	44.000% 12/20/2008 DD 10/22/03	1,490
PIMCO SWAP CO 9248 WAL MART	15.000% 12/20/2008 DD 10/22/03	552
PRINCIPAL FINL GRP 144A	8.200% 08/15/2009 DD 08/25/99	481,707
PRINCIPAL LIFE GLOBAL FDG 144A	3.625% 04/30/2008 DD 04/11/03	190,246
PROJECT FDG I ASSET BKD I 144A	VAR RT 01/15/2012 DD 03/05/98	237,275
PRUDENTIAL FDG MTN #00064 144A	6.600% 05/15/2008 DD 05/14/01	253,475
PRUDENTIAL FINL MTN TR 00001	3.750% 05/01/2008 DD 05/01/03	440,997
PSEG FDG TR I GTD NT TR SECS	5.381% 11/16/2007 DD 08/08/05	349,286

Security Name	Security Description	Market Value
QBE INS GROUP LTD SUB FXD 144A	VAR RT /07/01/2023 DD 06/17/03	655,061
RASC SER 2006 EMX5 P/T A-1	VAR RT 07/25/2036 DD 06/29/06	1,786,469
RAYTHEON CO NTS	6.150% 11/01/2008 DD 11/05/98	87,102
REILLY MTG ASSOC 67TH FHA INSD	7.430% 12/31/2039 DD 01/01/83	178,127
REILLY MTG ASSOC 91ST FHA PROJ	7.430% 07/01/2023 DD 07/01/83	114,898
REILLY MTG GRP FHA POOL #64	7.430% 01/25/2024 DD 03/01/84	229,744
RESIDENTIAL ASSET 05-RS8 CL A1	VAR RT 05/25/2035 DD 09/29/05	318,279
RESIDENTIAL ASSET 05-RZ4 A1	VAR RT 11/25/2035 DD 12/06/05	1,081,038
RESIDENTIAL CAP CORP NT	6.375% 06/30/2010 DD 06/24/05	126,445
RESIDENTIAL CAP CORP NT	6.125% 11/21/2008 DD 11/21/05	577,875
RESIDENTIAL SER 06 RS4 A1	VAR RT 07/25/2036 DD 06/28/06	1,635,329
RESONA PFD GLOBAL SECS 144A	VAR RT 12/29/2049 DD 07/25/05	521,715
SALES TAX ASSET RECEIVABLE N Y	3.830% 10/15/2009 DD 11/04/04	275,638
SALOMON BROS MTG 01-C2 CL A 3	6.499% 10/13/2011 DD 12/01/01	1,006,618
SALOMON BROS MTG VII 00-C1 A2	7.520% 12/18/2009 DD 06/01/00	841,520
SALOMON BROS MTG VII 94-20 A	VAR RT 08/01/2024	28,394
SALOMON SMITH BARNEY HLDGS NT	6.500% 02/15 /2008 DD 02/06/01	182,137
SBA GTD PARTN CTFS SBIC 20-10A	8.017% 02/10/2010 DD 02/23/00	769,324
SBC COMMUNICATIONS INC 144A	4.214% 06/05/2021 DD 06/05/05	596,718
SBC COMMUNICATIONS INC GBL NT	5.875% 02/01/2012 DD 02/01/02	30,567
SCOTTISH PWR PLC NT	4.910% 03/15/2010 DD 03/21/05	517,451
SLM STUDENT LN TR 03 2 CL A 3	VAR RT 12/15/2015 DD 03/04/03	259,219
SLM STUDENT LN TR 2005-10 A2	VAR RT 04/25/2015 DD 12/14/05	1,446,049
SMALL BUS ADMIN CTF S-95 20B	8.150% 02/01/2015 DD 02/15/95	494,973
SMALL BUS ADMIN GTD PARTN 97-D	7.500% 04/01/2017	1,058,236
SMALL BUS ADMIN GTD PARTN 97-H	6.800% 08/01/2017	436,241
SMALL BUS ADMIN GTD PARTN CTF	1999-20 7.200% 10/01/2019	1,569,410
SMALL BUSINESS ADMIN 97-F	7.200% 06/01/2017 DD 06/01/97	174,271
SP POWERASSETS LTD #00001 144A	3.800% 10/22/2008 DD 10/22/03	292,500
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	133,828
SPRINT CAP CORP	6.875% 11/15/2028 DD 11/16/98	175,165
SPRINT CAP CORP	7.625% 01/30/2011 DD 01/25/01	669,138
STRUCTURED ASSET 0121A CL 1A1	VAR RT 01/25/2032 DD 12/01/01	91,769
STRUCTURED ASSET 03-34A 3A3	VAR RT 11/25/2033 DD 10/01/03	589,356
STRUCTURED ASSET 06-BC6 CL A2	VAR RT 01/25/2037 DD 12/25/06	1,725,000
STRUCTURED ASSET SECS 03 144A	3.357% 04/25/2031 DD 01/01/03	503,999
STRUCTURED ASSET SECS 04-5 1A	VAR RT 05/25/2034 DD 04/01/04	701,034
STRUCTURED ASSET SECS 04-6 3A2	VAR RT 06/25/2034 DD 05/01/04	976,011
SUNTRUST BK ATLANTA INSTL C/D	4.415% 06/15/2009 DD 06/02/04	230,698
SUNTRUST BKS INC SR NT	3.625% 10/15/2007 DD 08/06/04	360,094
SWEDISH EXPT CR CORP GLOBAL NT	3.500% 01/15/2008 DD 12/08/04	1,477,500
TABACCO SETTLEMENT FING CORP	5.500% 06/01/2015 DD 06/19/03	105,404
TCI COMMUN INC	8.750% 08/01/2015 DD 08/01/95	165,593
TELE COMMUNICATIONS INC DEB	7.875% 08/01/2013 DD 08/03/93	27,797
TELECOM ITALIA CAP GTD SR NT	5.250% 10/01/2015 DD 09/28/05	93,406
TELECOM ITALIA CAP GTD SR NT	4.950% 09/30/2014 DD 09/30/05	833,760
TELECOM ITALIA CAP GTD SR NT B	5.250% 11/15/2013 DD 05/15/04	419,509
TELEFONICA EMISIONES S A U SR	6.421% 06/20/2016 DD 06/20/06	567,358
TELEFONICA EUROPE B V US NT	7.750% 09/15/2010 DD 09/21/00	69,814
TENNESSEE VALLEY AUTH 2001 A	5.625% 01/18/2011 DD 01/18/01	2,032,100
TERRA LNR I GRANTOR CL A1 144A	VAR RT 06/15/2017 DD 04/18/06	1,122,371
TEXAS ST PUB FIN AUTH REV	3.125% 06/15/2007 DD 09/25/03	475,291
THE BANK OF NEW YORK CASH RESERVE FUND	FUND	70
TIAA GLOBAL MKTS INC NT	3.875% 01/22/2008 DD 01/16/03	132,763
TIME WARNER ENTMT CO LP SR DEB	8.375% 03/15/2023 DD 09/15/93	293,280
TOBACCO SETTLEMENT AUTH IOWA	6.500% 06/01/2023 DD 11/30/05	1,078,969
TOBACCO SETTLEMENT FING CORP	6.375% 06/01/2032 DD 03/07/03	843,473
TOBACCO SETTLEMENT FING CORP	6.000% 06/01/2037 DD 08/28/02	1,086,190
TRANSOCEAN INC NT	VAR RT 09/05/2008 DD 09/05/06	1,100,682
TYCO INTL GROUP SA SR NT	6.375% 10/15/2011 DD 10/26/01	438,493
U S BK NATL ASSN MTN #TR00193	2.870% 02/01/2007 DD 02/09/04	374,235
U S TREAS BD STRIP PRIN PMT	0.000% 08/15/2025 029	160,640
U S TREAS BD STRIP PRIN PMT	8.75% 08/15/2020	667,810
U S TREAS BD STRIP PRIN PMT	11/15/2021	719,394
U S TREAS NT	4.500% 11/30/2011 DD 11/30/06	1,586,240
U S TREASURY BILL	ZEROCPN 03/01/2007 DD 08/31/06	207,396
U S TREASURY BILL	DUE 03/15/2007 DD 09/14/06	740,950
U S TREASURY BONDS	4.500% 02/15/2036 DD 02/15/06	109,394
U S TREASURY BONDS	4.500% 02/15/2036 DD 02/15/06	190,250
U S TREASURY BONDS	5.375% 02/15/2031 DD 02/15/01	1,178,722
U S TREASURY BONDS	4.500% 02/15/2036 DD 02/15/06	1,522,000
U S TREASURY BONDS	08.750% 08/15/2020 DD 08/15/90	1,590,237
U S TREASURY NOTES	4.875% 08/15/2016 DD 08/15/06	253,075
U S TREASURY NOTES	3.375% 02/15/2008 DD 02/15/05	491,400
U S TREASURY NOTES	3.625% 01/15/2010 DD 01/15/05	775,520
U S TREASURY NOTES	4.875% 08/15/2009 DD 08/15/06	802,640
U S TREASURY NOTES	4.250% 08/15/2014 DD 08/15/04	971,000
U S TREASURY NOTES	4.500% 02/28/2011 DD 02/28/06	1,787,220
U S TREASURY NOTES	4.375% 08/15/2012 DD 08/15/02	2,957,700
U S TREASURY NOTES	4.500% 11/15/2010 DD 11/15/05	2,979,600
U S TREASURY NOTES	4.625% 11/30/2008 DD 11/30/06	3,986,800
U S TREASURY NOTES	4.875% 04/30/2011 DD 04/30/06	4,631,280
U S TREASURY NOTES	3.375% 10/15/2009 DD 10/15/04	5,211,540
U S TREASURY NOTES	06.500% 02/15/2010 DD 02/15/00	8,827,896

Security Name	Security Description	Market Value
U S TREASURY NOTES	4.625% 11/30/2008 DD 11/30/06	8,970,300
U S TREASURY NOTES	4.875% 07/31/2011 DD 07/31/06	9,166,430
U S TREASURY NOTES	4.500% 02/15/2016 DD 02/15/06	9,258,282
U S TREASURY NOTES	4.875% 07/31/2011 DD 07/31/06	11,785,410
U S TREASURY NOTES	4.875% 10/31/2008 DD 10/31/06	12,409,920
U S TREASURY NOTES	5.125% 06/30/2011 DD 06/30/06	24,412,800
U S TREASURY NTS	3.875% 09/15/2010 DD 09/15/05	1,069,640
UBS FIN DEL INC DISC	01/02/2007	3,897,716
UNION PAC CORP NT	6.625% 02/01/2008 DD 02/03/98	328,757
UNITED MEXICAN STS #TR 00013	7.500% 04/08/2033 DD 04/11/03	35,400
UNITED STATES TREASURY NTS	4.000% 04/15/2010 DD 04/15/05	3,327,920
UNITED STATES TREASURY NTS	4.625% 11/15/2016 DD 11/15/06	5,589,563
UNITED STATES TREASURY NTS	4.625% 11/15/2016 DD 11/15/06	10,135,740
UNITEDHEALTH GROUP INC NT	5.250% 03/15/2011 DD 03/02/06	697,592
US 10YR TREAS NT FUT EXP MAR07	PUT MAR 07 106.000 ED 02/23/07	9,344
US BANCORP MTN # TR 00148	3.950% 08/23/2007 DD 08/26/02	34,694
US BK NATL ASSN # TR 00205	2.400% 03/12/2007 DD 03/12/04	606,188
US CENT CR UN NT	2.750% 05/30/2008 DD 05/30/03	434,317
US TREAS-CPI INFLAT	2.375% 04/15/2011 DD 04/01/06	810,486
US TREAS-CPI INFLAT	2.000% 01/15/2026 DD 01/15/06	1,334,821
US TREAS-CPI INFLAT	3.375% 01/15/2007 DD 01/15/97	14,118,958
US TREAS-CPI INFLATION INDEX	1.875% 07/15/2015 DD 07/15/05	397,946
US TREAS-CPI INFLATION INDEX	2.500% 07/15/2016 DD 07/15/06	589,280
US TREAS-CPI INFLATION INDEX	1.875%007/15/2013 DD 07/15/03	637,209
US TREAS-CPI INFLATION INDEX	3.625% 01/15/2008 DD 01/15/98	884,098
US TREAS-CPI INFLATION INDEX	2.000% 07/15/2014 DD 07/15/04	1,039,601
US TREAS-CPI INFLATION INDEX	0.875% 04/15/2010 DD 10/15/04	7,275,063
VERIZON COMMUNICATIONS INC NT	VAR RT 08/15/2007 DD 02/15/06	1,100,000
VERIZON COMMUNICATIONS INC NT	5.350% 02/15/2011 DD 02/15/06	1,802,808
VERIZON NEW JERSEY DEB SER A	5.875% 01/17/2012 DD 01/22/02	769,850
VIRGINIA ELEC & PWR #TR 00038	5.730% 11/25/2008 DD 11/25/98	336,256
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	532,683
VODAFONE AIRTOUCH PLC NT	7.750% 02/15/2010 DD 08/15/00	713,795
VODAFONE GROUP PLC NEW NT	5.000% 12/16/2013 DD 09/22/03	28,997
VODAFONE GROUP PLC NEW NT	VAR RT 12/28/2007 DD 12/29/05	875,411
VODAFONE GROUP PLC NEW NT	VAR RT 06/29/2007 DD 12/29/05	1,000,000
WACHOVIA BK COML 05-C21 CL A-4	VAR RT 10/17/2044 DD 10/01/05	1,988,060
WACHOVIA BK COML MTG 03-C6 A-4	5.125% 08/15/2035 DD 08/01/03	1,030,193
WACHOVIA BK INTL TR # SR 00027	VAR RT 03/23/2009 DD 03/23/06	1,000,150
WACHOVIA BK NATL #SR00017	4.375% 08/15/2008 DD 08/08/05	9,858
WAMU MTG P/T 06-AR13 CL 1A	VAR RT 10/25/2046 DD 09/01/06	938,863
WAMU MTG P/T CTFS 05-AR8 2A1A	VAR RT 07/25/2045 DD 07/15/05	629,250
WELLPOINT INC NT	5.000% 01/15/2011 DD 01/10/06	444,515
WELLS FARGO & CO NEW NT	4.625% 08/09/2010 DD 08/08/05	225,722
WELLS FARGO & CO NEW NT	4.200% 01/15/2010 DD 12/06/04	263,037
WELLS FARGO & CO NEW SR NT	4.875% 01/12/2011 DD 01/12/06	326,700
WELLS FARGO 2005-AR16 CL VIA3	5.002% 10/25/2035 DD 09/01/05	1,695,106
WELLS FARGO MORTGAGE 05-16	VAR RT 10/25/2035 DD 09/01/05	1,441,782
WELLS FARGO MTG 06-AR10 V-A-3	5.6073% 07/25/2036 DD 06/01/06	1,801,102
WELLS FARGO MTG BKD 04 S A-1	VAR RT 09/25/2034 DD 08/01/04	841,609
WELLS FARGO MTG BKD 04-H A1	VAR RT 06/25/2034 DD 05/01/04	1,556,647
WELLS FARGO MTG BKD 06-AR2 2A3	VAR RT 03/25/2036 DD 02/01/06	2,700,348
WELLS FARGO MTG BKD 06-AR2 2A5	VAR RT 03/25/2036 DD 02/01/06	2,700,348
WISCONSIN ST GEN REV TXB-SER A	4.800% 05/01/2013 DD 12/18/03	441,068
XSTRATA FIN CDA LTD GTD 144A	5.800% 11/15/2016 DD 11/15/06	797,624

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTINGHOUSE SAVINGS PROGRAM

Date: June 28, 2007	By:	/s/ Anthony G. Ambrosio
Anthony G. Ambrosio
Member of the Retirement Committee